EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                              FIRST QUARTER 1996

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS
(Millions of dollars, except earnings per share)
- ----------------------------------------------------------
                                       First Quarter
                                --------------------------
                                                   Percent
                                  1996     1995    Change
                                --------------------------
Net sales                        $ 994    $ 985       1
Net earnings                       100       79      27
Net earnings per common share    $1.46    $1.14      28
- ----------------------------------------------------------


SALES BY BUSINESS GROUP
Millions of dollars
- ---------------------------------------------------

                Polymers, Resins and Monomers  $453
[PIE CHART]     Performance Chemicals          $224
                Plastics                       $169
                Agricultural Chemicals         $148


SALES BY CUSTOMER LOCATION
Millions of dollars
- ---------------------------------------------------

                                North America  $516
[PIE CHART]                     Europe         $278
                                Asia-Pacific   $145
                                Latin America  $ 55

                            CHAIRMAN'S LETTER

External economies remain slower than we would like, but Rohm and Haas is not sitting by idly, waiting for the situation to improve. During the first quarter of 1996, we improved productivity, kept costs under control and sought new business wherever we could find it.

These efforts, along with the absence of any significant non-operating charges, enabled us to outperform last year's strong first quarter. In fact, we posted the first $100 million earnings quarter in our history, in spite of nearly flat sales and unit volume that was down 3 percent from the year before.

We are geared up to have a good year in 1996. Some of our confidence comes from knowing we will deliver even more cost savings as a result of productivity efforts under way around the world. We also hope to see improvements in the key automotive and construction markets as the year progresses. So Rohm and Haas should have a good year -- the extent of the improvement will depend mainly on the health of world economies.

On May 6th, Rohm and Haas announced it will form a joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. This 50-50 joint venture, called RohMax, will have combined sales of $225 million. We hope to have the venture in operation by the end of the third quarter of this year.

/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    Chairman                                                 May 10, 1996

                    MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 1996 VERSUS
FIRST QUARTER 1995

First quarter 1996 earnings were $100 million, up 27% from last year's very strong first quarter results of $79 million. Earnings per common share were $1.46, up 28% from $1.14 in 1995. Earnings per common share were up 5%, excluding a charge in 1995 of $.25 per common share for cleanup of a waste site in Myerstown, Pennsylvania. Though volume declined 3%, sales of $994 million were 1% higher than reported in the prior-year period due to stronger European currencies and 2% higher selling prices. Earnings increased as a result of higher selling prices, 7% lower raw material costs and the absence of significant non-operating charges. Higher unit manufacturing costs caused by lower production volumes hurt earnings.

Polymers, Resins and Monomers (PRM) earnings were $49 million, down 4% compared to the prior year. Sales increased 2% due to higher selling prices and stronger European currencies. Weakness in certain end-use markets in North America caused volume to decline 2%; paper, textiles and adhesives were most negatively impacted. Earnings decreased due to higher unit manufacturing costs resulting from lower production volumes and the startup of new facilities, and higher selling, administrative and research costs.

Performance Chemicals recorded earnings of $28 million, up from last year's earnings of $20 million. Sales increased 7%, excluding the sale of a small electronic chemicals subsidiary in 1995, due to 5% higher volume and a higher-priced product mix. Part of the earnings improvement is attributable to charges recorded in 1995 related to previously divested businesses which did not recur in 1996. Most of the businesses had higher volume, sales and earnings compared to the prior period, primarily in North America and Europe.

Plastics reported earnings of $14 million, down 26% from the 1995 period. Sales declined 6%, reflecting 10% lower volume and reduced selling prices, offset by stronger European currencies. Reduced volume and selling prices caused the decline in earnings. Overcapacity and slowing markets in Japan, Europe and the United States created significant pressure on pricing and the decline in volume.

Agricultural Chemicals earnings of $20 million were 9% lower than the prior-year period. Sales of $148 million were 3% higher than 1995, though volume was down 2%, reflecting a higher-priced product mix and stronger currencies in Europe. Volume declined due to lower shipments of Stam herbicide as a result of reduced rice plantings. A less profitable product mix in Asia-Pacific and higher selling, administrative and research costs resulted in lower earnings.

Corporate expenses totaled $11 million in 1996, compared to $33 million in last year's first quarter. The prior year included a $17 million charge to cleanup the Whitmoyer waste site in Myerstown, Pennsylvania and $2 million higher interest expense.

Net sales were $994 million, up 1% from 1995. The first quarter gross profit margin was 37%, up slightly from the prior period. Seven percent lower raw material prices, 2% higher selling prices and cost savings in plant operations offset higher manufacturing variances as a result of lower production volume.

Selling, administrative and research (SAR) expenses increased 5% due to stronger European currencies and spending to support business expansion. Interest expense decreased 22% as a result of lower average debt levels in the first quarter of 1996. Affiliate losses were $3 million compared to earnings of $1 million in the first quarter of 1995 due to losses from the AtoHaas affiliates caused by weak economic conditions in Europe. Other expense, net, decreased $39 million from 1995. The prior-year period included charges of $26 million for the cleanup of the Whitmoyer waste site and $5 million related to previously divested businesses.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $40 million, down $3 million from the 1995 year-end balance. Receivables were up $89 million during the first three months of the year due to higher sales. In early 1996, the company collected $24 million of insurance recoveries related to environmental remediation cost claims.

The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 42% at the end of March, compared with 36% at year-end 1995. The higher debt-to-equity ratio resulted from higher debt outstanding at the end of the quarter and a reduction in equity due to the repurchase of the company's common stock. During the quarter, the company repurchased 867,000 shares of its common stock at a cost of $60 million.

Fixed asset additions during the first three months of 1996 totaled $73 million. Spending for the full year is estimated to be in the range of $375 million, and includes expenditures for new emulsion facilities in Thailand, Indonesia and Houston, Texas, and capacity expansion for acrylic acid at Houston, Texas.

On May 6, 1996, the company announced it will form a 50-50 joint venture with Rohm GmbH of Darmstadt, Germany, for the research, manufacture and sale of petroleum additives. The combined sales of this venture, called RohMax, will be approximately $225 million.

On May 6, 1996, the board of directors declared a regular quarterly dividend of $.41 per common share and $.6875 per preferred share, payable June 1, 1996, to stockholders of record on May 17, 1996.

                  ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
- ------------------------------------------------------------------------------
 FIRST QUARTER 1996 AND 1995
- ------------------------------------------------------------------------------

           Polymers,
          Resins and    Performance                Agricultural
           Monomers      Chemicals      Plastics    Chemicals       Total
         ------------- ------------- ------------- ------------- -------------
         1996    1995  1996    1995  1996    1995  1996    1995  1996   1995
- -------  ------------- ------------- ------------- ------------- -------------
North
America  $294    $295  $ 96    $ 89  $ 88    $100  $ 38    $ 32  $516   $516
- -------  ------------- ------------- ------------- ------------- -------------
Europe     87      79    67      60    64      59    60      59   278    257
- -------  ------------- ------------- ------------- ------------- -------------
Asia-
Pacific    48      46    56      62    11      14    30      35   145    157
- -------  ------------- ------------- ------------- ------------- -------------
Latin
America    24      25     5       6     6       6    20      18    55     55
- -------  ------------- ------------- ------------- ------------- -------------
Total    $453    $445  $224    $217  $169    $179  $148    $144  $994   $985
- -------  ------------- ------------- ------------- ------------- -------------

PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- -----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
- -----------------------------------------------------------------------
Polymers, Resins and Monomers     (2)           North America     (4)
Performance Chemicals              2            Europe            --
Plastics                         (10)           Asia-Pacific       2
Agricultural Chemicals            (2)           Latin America     (6)
- -----------------------------------------------------------------------
Worldwide                         (3)           Worldwide         (3)
- -----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
- -----------------------------------------------------------
                                  Quarter Ended March 31,
                                ---------------------------
                                   1996           1995*
                                ---------------------------
BUSINESS GROUP                    (Millions of dollars)
                                ---------------------------
Polymers, Resins and Monomers      $ 49           $ 51
Performance Chemicals                28             20
Plastics                             14             19
Agricultural Chemicals               20             22
Corporate                           (11)           (33)
- -----------------------------------------------------------
    Total                          $100           $ 79
- -----------------------------------------------------------
CUSTOMER LOCATION
North America                      $ 53           $ 52
Europe                               37             34
Asia-Pacific                         15             21
Latin America                         6              5
Corporate                           (11)           (33)
- -----------------------------------------------------------
    Total                          $100           $ 79
- -----------------------------------------------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and the operations of certain developing businesses.

* Corporate governance costs, previously allocated to the businesses and regions, are reported in Corporate in 1996. Additionally, the operations of certain developing businesses, previously reported in Performance Chemicals and North America, are now reported in Corporate. Prior periods have been restated to conform with current year presentation.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- -----------------------------------------------------------
                                                 $/Share
GROSS PROFIT                                   (after-tax)
                                              -------------
Selling prices                                    $ .18
Physical volume and product mix                     .04
Raw material costs                                  .18
Other manufacturing costs                          (.38)
Current effect on gross profit                      .04
- -----------------------------------------------------------
    Increase in gross profit                        .06
- -----------------------------------------------------------
OTHER CAUSES
Selling, administrative and research expenses*     (.09)
Interest expense                                    .02
Share of affiliate earnings (losses)               (.06)
Certain waste disposal site cleanup costs           .25
Other                                               .14
- -----------------------------------------------------------
    Increase from other causes                      .26
- -----------------------------------------------------------
Increase in per-share earnings                    $ .32
- -----------------------------------------------------------

*The amount shown is on a U.S. dollar basis and includes the impact of currency movements as compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS
(Subject to Year-end Audit)
- ---------------------------------------------------------------
                                       Quarter Ended March 31,
                                      -------------------------
                                          1996        1995
                                      -------------------------
CURRENT EARNINGS                        (Millions of dollars)
                                      -------------------------
Net sales                                $   994     $   985
Cost of goods sold                           631         628
- ---------------------------------------------------------------
Gross profit                                 363         357

Selling and administrative expense           153         145
Research and development expense              46          45
Interest expense                               7           9
Share of affiliate net earnings (losses)      (3)          1
Other expense, net                            --          39
- ---------------------------------------------------------------
Earnings before income taxes                 154         120
Income taxes                                  54          41
- ---------------------------------------------------------------
NET EARNINGS                             $   100     $    79
Less preferred stock dividends                 2           2
- ---------------------------------------------------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS                   $    98     $    77
- ---------------------------------------------------------------

PER COMMON SHARE:
Net earnings                             $  1.46     $  1.14
Dividends                                $   .41     $   .37

Average number of common shares
   outstanding (000's)                    67,099      67,675
- ---------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
- ------------------------------------------------------------------------
                                               Quarter Ended March 31,
                                             ---------------------------
                                                 1996           1995
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 100          $  79
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                  60             55
      Deferred income taxes                          3             12
      Accounts receivable                          (89)          (163)
      Inventories                                    1            (20)
      Accounts payable                             (51)            29
      Income taxes payable                          28              8
      Other working capital changes, net           (32)           (29)
      Other, net                                    22             24
- ------------------------------------------------------------------------
      Net cash provided (used) by
         operating activities                       42             (5)
- ------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment         (73)           (63)
Proceeds from the sale of facilities and
   investments                                      --             20
- ------------------------------------------------------------------------
      Net cash used by investing activities        (73)           (43)
- ------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt             1              8
Purchases of treasury stock                        (62)            (5)
Repayments of long-term debt                        (7)           (77)
Net change in short-term borrowings                128             51
Payment of dividends                               (29)           (26)
Other, net                                          (3)            14
- ------------------------------------------------------------------------
      Net cash provided (used) by
         financing activities                       28            (35)
- ------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             (1)
- ------------------------------------------------------------------------
      NET DECREASE IN CASH AND CASH EQUIVALENTS  $  (3)         $ (84)
- ------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
- -----------------------------------------------------------------------------
                                         MARCH 31,    December 31,  March 31,
                                            1996          1995        1995
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   40        $   43      $   43
   Receivables, net                           845           756         842
   Inventories (note d)                       503           504         505
   Prepaid expenses and other assets           99           118         140
- -----------------------------------------------------------------------------
      Total current assets                  1,487         1,421       1,530
- -----------------------------------------------------------------------------
Land, buildings and equipment               4,221         4,158       3,986
Less accumulated depreciation               2,166         2,110       2,025
- -----------------------------------------------------------------------------
      Net land, buildings and equipment     2,055         2,048       1,961
- -----------------------------------------------------------------------------
Other assets                                  446           447         480
- -----------------------------------------------------------------------------
                                           $3,988        $3,916      $3,971
- -----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  212        $   90      $  134
   Accounts payable and accrued
      liabilities                             567           666         693
   Accrued income taxes                       100            72          83
- -----------------------------------------------------------------------------
      Total current liabilities               879           828         910
- -----------------------------------------------------------------------------
Long-term debt                                603           606         647
Other liabilities                             713           701         729

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          133           133         134
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 146           150         151
   Retained earnings                        1,860         1,789       1,659
- -----------------------------------------------------------------------------
                                            2,336         2,269       2,141
   Less: Treasury stock (note f)              397           344         327
   Less: ESOP shares                          150           151         155
   Other equity adjustments                     4             7          26
- -----------------------------------------------------------------------------
      Total stockholders' equity            1,793         1,781       1,685
- -----------------------------------------------------------------------------
                                           $3,988        $3,916      $3,971
- -----------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1995.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $6 million and $26 million for the three months ended March 31, 1996, and 1995, respectively. The charge in the 1995 period was for additional potential liability related to the Whitmoyer waste site. At March 31, 1996, the reserves for remediation were $167 million. Probable insurance recoveries were $48 million, down $24 million from the December 31, 1995 balance due to collections from certain carriers.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $70 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                        MAR. 31,   Dec. 31,   Mar. 31,
                         1996       1995       1995
                       ---------   --------  ---------
Finished products and
  work in process        $378       $376       $381

Raw materials and
  supplies                125        128        124
                         ----       ----       ----

Total inventories        $503       $504       $505
                         ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    March 31, 1996                 2,653,591
    December 31, 1995              2,656,153
    March 31, 1995                 2,671,722

(F) The number of common treasury shares were:

    March 31, 1996                12,088,999
    December 31, 1995             11,327,357
    March 31, 1995                11,020,204


Stam is a trademark of Rohm and Haas Company.

                             [LOGO]
                      RESPONSIBLE CARE(R)
                      A PUBLIC COMMITMENT


                             [LOGO]
                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
- -----------     ----------------------------------------------------------
Cover           A flask with a globe inside and words "First Quarter 1996"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)